Filed by UPM-Kymmene Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                                   of the Securities Act of 1934

                             Subject Company: Champion International Corporation
                                                  Commission File No.: 001-03053

                           [UPM-Kymmene Press Release]

         NUMBER OF SHARES OF THE COMBINED COMPANY CHAMPION INTERNATIONAL
                                    WILL BE
                        APPROXIMATELY 472 MILLION SHARES

The amount of fully diluted shares as per 14 February, 2000 of Champion International Corporation was approximately 100 million shares. In case all the shares are exchanged into UPM-Kymmene Corporation's ordinary shares, the number of new shares to be issued in exchange would be 199 million shares. The total fully diluted number of the new Champion International shares will be approximately 472 million. After the exchange, UPM-Kymmene shareholders will hold 58% of the new company and Champion International shareholders 42%.

Impact of pooling on treasury shares:

To qualify for pooling treatment in conformity with U.S GAAP, UPM-Kymmene should sell to the market due to repurchases of its own stock approximately 3 million ordinary shares. These shares have been included in the above total number of shares. UPM-Kymmene's management plans to propose to the extraordinary shareholders meeting that the remainder of the UPM-Kymmene shares currently held in treasury approximately 4.5 million shares be canceled.

Authority to buy back shares:

The authorization granted by the Annual General Meeting on 23 March, 1999 to buy back shares will expire on 23 March, 2000. UPM-Kymmene does not intend to utilize the remaining authority to buy back additional 5.7 million shares pursuant to such authorization.

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, Etelaesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

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UPM-Kymmene Corporation
Corporate Communications
22 February, 2000